Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated March 1, 2023, and each included in this Post-Effective Amendment No. 286 to the Registration Statement (Form N-1A, File No. 033-50718) of The Advisors’ Inner Circle Fund II (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated December 23, 2022, with respect to the consolidated financial statements and financial highlights of RQSI GAA Systematic Global Macro Fund (one of the series constituting The Advisors’ Inner Circle Fund II) included in the Annual Report to Shareholders (Form N-CSR) for the year ended October 31, 2022, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 28, 2023